                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 9)

                            -----------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                            -----------------------

       Michael L. Ashner                                      Copy to:
Raleigh Capital Associates L.P.                            Mark I. Fisher
    100 Jericho Quadrangle                                Todd J. Emmerman
           Suite 214                                    Rosenman & Colin LLP
 Jericho, New York  11735-2717                           575 Madison Avenue
        (516) 822-0022                             New York, New York 10022-2585
                                                           (212) 940-8800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

--------------------------------------------------------------------------------
          Transaction                                         Amount of
           Valuation*                                         Filing Fee
          -----------                                         ----------
          $50,000,000                                         $10,000.00
--------------------------------------------------------------------------------

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: $10,000.00                                 Filing Party: Raleigh Capital Associates L.P.
                        ----------                                               -------------------------------

Form or registration no.:  Schedule 14D-1                          Date Filed:  October 17, 1996
                           --------------                                       ----------------

                        (Continued on following pages)
                              (Page 1 of 8 Pages)

CUSIP No.:  N/A                      14D-1                     Page 2 of 8 Pages



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         RALEIGH CAPITAL ASSOCIATES L.P.



2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

3.      SEC Use Only




4.      Sources of Funds (See Instructions)

                         AF; WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         80,342 Units

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             [ ]

9.      Percent of Class Represented by Amount in Row (7)

                         19.9%

10.     Type of Reporting Person (See Instructions)

                         PN

CUSIP No.:  N/A                     14D-1                     Page 3 of 8 Pages



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         RALEIGH GP CORP.


2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

3.      SEC Use Only




4.      Sources of Funds (See Instructions)

                         N/A

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         80,342 Units*

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             [ ]

9.      Percent of Class Represented by Amount in Row (7)

                         19.9%

10.     Type of Reporting Person (See Instructions)

                         CO

----------------------------------
* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  N/A                    14D-1                      Page 4 of 8 Pages



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         ROCKLAND PARTNERS, INC.


2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

3.      SEC Use Only




4.      Sources of Funds (See Instructions)

                         N/A

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         80,347 Units*

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             [ ]

9.      Percent of Class Represented by Amount in Row (7)

                         19.9%

10.     Type of Reporting Person (See Instructions)

                         CO
----------------------------------

* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP No.:  N/A                       14D-1                   Page 5 of 8 Pages



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         ZEPHYR PARTNERS


2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

3.      SEC Use Only




4.      Sources of Funds (See Instructions)

                         N/A

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

6.      Citizenship or Place of Organization

                         New York

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person

                         80,342 Units*

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             [ ]

9.      Percent of Class Represented by Amount in Row (7)

                         19.9%

10.     Type of Reporting Person (See Instructions)

                         PN
----------------------------------
* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                       AMENDMENT NO. 9 TO SCHEDULE 14D-1

         This Amendment No. 9 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.          Additional Information.

                  Item 10(f) is hereby amended as follows:

                  The information set forth in the press release attached hereto as Exhibit (a)(15) is incorporated herein by reference.

                  On February 11, 1997, the General Partner sent a letter to the Purchaser, a copy of which is attached hereto as Exhibit (a)(16), responding to and denying the Purchaser's request for admission as a Substitute Limited Partner of the Partnership with respect to 78,694.3599 Units beneficially owned by the Purchaser.

Item 11.          Material to be Filed as Exhibits.

                  Item 11 is hereby supplemented by adding the following, copies of which are attached hereto as Exhibits:

                  (a)(15)           Press Release dated February 18, 1997.

                  (a)(16) Letter dated February 11, 1997 from the General Partner to the Purchaser

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997
                                     RALEIGH CAPITAL ASSOCIATES L.P.
                                     By:   Raleigh GP Corp., General
                                           Partner


                                           By:  /s/Peter Braverman
                                                -------------------------------
                                           Name:   Peter Braverman
                                           Title:  Vice President

                                     By:   ROCKLAND PARTNERS, INC.,
                                           General Partner


                                           By:  /s/Jonathan H. Paul
                                                -------------------------------
                                           Name:   Jonathan H. Paul
                                           Title:  Vice President


                                     By:   ZEPHYR PARTNERS
                                           By:   GP Aeolus Inc., General
                                                 Partner


                                           By:  /s/Edward Mattner
                                                -------------------------------
                                           Name:   Edward Mattner
                                           Title:  Vice President

                                           By:  AREHGP INC., General Partner


                                           By:  /s/John Saldarelli
                                                -------------------------------
                                           Name:   John Saldarelli
                                           Title: President


                                     RALEIGH GP CORP.


                                     By: /s/Peter Braverman
                                         --------------------------------------
                                     Name:   Peter Braverman
                                     Title:  Vice President


[Amendment No. 9 to Schedule 14D-1 dated February 18, 1997]

                                   Signatures
        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997

                                          ROCKLAND PARTNERS, INC.

                                          By: /s/Jonathan H. Paul
                                              ---------------------------------
                                          Name:   Jonathan H. Paul
                                          Title:  Vice President

                                          ZEPHYR PARTNERS
                                          By:   GP Aeolus Inc., General Partner


                                          By: /s/Edward Mattner
                                              ---------------------------------
                                          Name:   Edward Mattner
                                          Title:  Vice President

                                          By:   AREHGP INC., General Partner


                                          By: /s/John Saldarelli
                                              ---------------------------------
                                          Name:   John Saldarelli
                                          Title:  President


[Amendment No. 9 to Schedule 14D-1 dated February 18, 1997]

                                 Exhibit Index

                                                                  Sequentially
Exhibit No.               Description                             Numbered Page
-----------               -----------                             -------------
99.(a)(15)                Press Release dated February 18, 1997

99.(a)(16)                Letter dated February 11, 1997 from the
                          General Partner to the Purchaser